Exhibit 99.1
Titanium Asset Management Corp.
Reports Third Quarter 2009 Results
Milwaukee, WI, November 10, 2009 — Titanium Asset Management Corp. (AIM — TAM) today reported results for the third quarter of 2009.
Highlights are as follows:
•	Revenues of $5,047,000 for the third quarter of 2009, a 30% increase over the same period last year.

•	Performance fees generated year to date but not yet recognized of $1,072,000 (Q3 2008 — nil).

•	Managed and fee paying assets increase by 10.9% from $8,379.4 million to $9,290.0 million in the year to date.

•	A reduction in our EBITDA deficit to $557,000 from $1,033,000 in the second quarter of 2009.

•	A goodwill impairment charge of $4,847,000 mainly reflecting very subdued activity in the retail equity markets.

•	Net loss of $6,197,000, or $0.30 per diluted common share, compared to a loss of $1,602,000, or $0.08 per diluted common share, for the third quarter of 2008.
Commenting on these results, Nigel Wightman, Chairman and CEO of Titanium Asset Management Corporation said:
“During the quarter we saw a significant rise in managed and fee paying assets from institutional clients, reflecting better markets, fixed income inflows (including assets invested in the U.S. Government’s TALF program) and encouraging growth in our hedge fund business. Our new real estate division also began managing assets for its first client.
“Our retail U.S. equity business however remained subdued, in line with the rest of the industry. While we expect some growth in 2010 we have scaled back our long-term forecasts for U.S. equity inflows. We have therefore taken a write-down of goodwill to reflect both this and the continuing high legal and professional costs associated with our being a public reporting company.
“Other expenses are continuing to decline as we integrate our four subsidiaries and reduce headcount. Net asset flows have remained positive in the early part of the fourth quarter and it is in this quarter that we will recognize performance fees (the figure of $1,072,000 at the end of the third quarter is subject to change, in either direction, over the balance of the year).”
For further information please contact:

Titanium Asset Management Corp. Nigel Wightman, Chairman and CEO	+44 20 7822 1881 or + 44 7789 277849

Seymour Pierce Ltd Jonathan Wright	+44 20 7107 8000

Penrose Financial Gay Collins/Elisha Vincent	+44 20 7786 4882 or +44 7798 626282
titanium@penrose.co.uk

Titanium Asset Management Corp. Third Quarter 2009 Operating Results

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Fee income	$5,047,000	$3,886,000	$14,887,000	$10,592,000
EBITDA(1)	(557,000)	(1,023,000)	(2,585,000)	(305,000)
Net loss	(6,197,000)	(1,602,000)	(8,934,000)	(3,090,000)
Earnings per share:
Basic	$(0.30)	$(0.08)	$(0.43)	$(0.15)
Diluted	$(0.30)	$(0.08)	$(0.43)	$(0.15)

(1)	See accompanying table for definition of EBITDA, a non-GAAP financial measure. The table provides a description of this non-GAAP financial measure and a reconciliation to the most directly comparable GAAP measure.
Assets Under Management
Our managed and fee paying assets increased by 10.9% over the nine months ended September 30, 2009, totaling $9,290.0 million at the end of the third quarter 2009:

	Managed Assets	Distributed Assets
	(in millions)

Balance at December 31, 2008	$7,573.2	$806.2
Net contributions	194.8	67.6
Market movement	552.1	96.1

Balance at June 30, 2009	$8,320.1	$969.9

Distributed assets are those managed by a hedge fund advisor on which we earn referral fees. Net contributions are a combination of new and lost accounts plus contributions and withdrawals from existing accounts. Market movement is a combination of the change in financial market plus the effect (positive or negative) of active management.
Our net contributions were primarily driven by contributions from new and existing accounts for investments in the U.S. Government’s Term Asset-Backed Securities Loan Facility (TALF) program, offset partially by withdrawals driven by cash requirements of certain institutional clients of our NIS subsidiary. In addition, we experienced net withdrawals at our Sovereign subsidiary as a result of poor performance of certain strategies in 2008 and reduction of some wrap business.
The market movement reflects strong fixed income returns and recovery in the U.S. equity markets from their low points in March 2009. The market movement also reflects positive returns from absolute return (hedge fund) strategies.
During the nine months ended September 30, 2009, 86% of our managed and fee paying assets with defined performance benchmarks outperformed their respective benchmarks.

Our assets under management by major investment strategy were as follows:

	September 30, 2009		December 31, 2008
	(in millions)	% of total	(in millions)	% of total

U.S. fixed income	$7,516.9	90.3%	$6,674.8	88.2%
U.S. equity	754.2	9.1%	874.6	11.5%
International equity	25.9	0.3%	23.8	0.3%
Real estate	23.2	0.3%	—	—

Balance at end of period	$8,320.2	100.0%	$7,573.2	100.0%

Our assets under management by broad client type were as follows:

	September 30, 2009		December 31, 2008
	(in millions)	% of total	(in millions)	% of total

Institutional — Retirement plans	$3,871.6	46.5%	$3,633.3	48.0%
Institutional — Other	2,762.7	33.2%	2,197.3	29.0%
Retail — Broker/dealer accounts	854.7	10.3%	948.6	12.5%
Retail — Other	831.2	10.0%	794.0	10.5%

Balance at end of period	$8,320.2	100.0%	$7,573.2	100.0%

Operating Results
Our revenues increased relative to the third quarter of 2008 as a result of the acquisition of Boyd Watterson Asset Management, offset in part by decreased revenues at our Wood and Sovereign subsidiaries as a result of weaker markets and net business losses over the past twelve months. We believe we have a strong pipeline of new institutional business opportunities at September 30, 2009 and are encouraged by the general recovery in the financial markets over the last two quarters. In particular, we expect our participation in the TALF program on behalf of our clients will increase. We have also secured our first real estate client and expect to secure more real estate business in the coming months.
Performance fees of $1,072,000 were generated during the first nine months of 2009; these fees are not recognized as revenues because they are based on a calendar year performance period. As such this figure is subject to change, up or down, over the balance of the year.
Our EBITDA deficit of $557,000 for the third quarter of 2009 was an improvement over the $1,033,000 EBITDA deficit for the second quarter of 2009 and over the $1,023,000 EBITDA deficit for third quarter of 2008. The improvement over the second quarter of 2009 reflects a modest increase in revenue and the cost savings from our ongoing integration activities. The benefits of greater operational integration that is taking place and the consequent reduction in headcount should also be felt over the balance of this year and next year. During the third quarter we further reduced our headcount from 92 to 90, with additional reductions planned for the fourth quarter. The improvement over the third quarter of 2008 reflects the acquisition of Boyd Watterson and reductions to the significant legal and professional fees that were incurred during the registration process for our common stock under the Securities and Exchange Act of 1934 in 2008.
In connection with the initial preparation of our 2010 annual budget, we completed an evaluation of the fair value of the Company and the impact of such on our goodwill balance as of September 30, 2009. We estimate fair value using a discounted cash flow analysis, which measures fair value by reference to projected future cash flows over a five-year forecast period and an estimated residual value and through the application of a discount rate to reflect those amounts at a present value. In preparing our cash flow forecasts, we consider historical and projected growth rates, our business plans, prevailing relevant business conditions and trends, anticipated needs for working capital and capital expenditures, and historical and expected levels and trends in operating profitability. In preparing our current forecast, we specifically considered that over the first nine months of 2009, we have not met our expectations for new customer growth in our retail marketing channel, particularly in our managed equity assets.

We have noted that despite the recovery that has occurred in the equity markets over the last six months, overall funds flowing into the U.S. equity markets through mutual funds and exchange traded funds (EFTs) have been significantly negative. While we expect this trend to revert back to more normal patterns in time, we have reduced our current forecast to reflect more modest growth in our equity managed funds in the near term. In addition, while we have achieved substantial progress in integrating the operations of our four operating subsidiaries and reducing headcount, we continue to bear significant legal and professional costs as a result of being both a U.S. reporting company and listed on the London AIM market. While we continue to aggressively look for additional business efficiencies and related cost savings, we have reduced our current forecast for achieving overall cost savings over the short term.
Based on the changes in our current forecast, our evaluation of fair value at September 30, 2009 indicated potential impairment of goodwill. As a result, we completed a required second step to assess the implied fair value of goodwill and concluded that the value of our goodwill was impaired by $4,847,000.

Forward-looking Statements
This press release contains certain statements that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to a number of assumptions, risks, and uncertainties, many of which are beyond the control of Titanium.
Any forward-looking statements made in this press release speak as of the date made and are not guarantees of future performance. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements, and the Company undertakes no obligation to update any such statements. Additional factors that could influence Titanium’s financial results are included in its Securities and Exchange Commission filings, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.
The Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2009, is expected to be filed with the Securities and Exchange Commission on or before November 14, 2009. The report will be available on the SEC’s website at www.sec.gov and on the Company’s website at www.ti-am.com.

Titanium Asset Management Corp.
Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2009	2008
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$6,383,000	$18,753,000
Securities available for sale	11,473,000	10,683,000
Accounts receivable	3,592,000	4,041,000
Other current assets	1,932,000	1,420,000

Total current assets	23,380,000	34,897,000

Securities available for sale	2,074,000	672,000
Property and equipment, net	485,000	456,000
Goodwill	31,271,000	32,757,000
Intangible assets, net	27,468,000	32,206,000
Deferred income taxes	5,821,000	4,202,000

Total assets	$90,499,000	$105,190,000

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$271,000	$663,000
Acquisition payments due	2,677,000	8,145,000
Other current liabilities	2,182,000	1,789,000

Total current liabilities	5,130,000	10,597,000

Acquisition payments due	960,000	1,889,000

Total liabilities	6,090,000	12,486,000
Commitments and contingencies
Stockholders’ equity
Common stock, $0.0001 par value; 54,000,000 shares authorized; 20,509,502 and 20,464,002 shares issued and outstanding at September 30, 2009 and December 31, 2008, respectively	2,000	2,000
Restricted common stock, $0.0001 par value; 720,000 shares authorized; 612,716 issued and outstanding at September 30, 2009 and December 31, 2008	—	—
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued	—	—
Additional paid-in capital	99,775,000	99,462,000
Accumulated deficit	(15,531,000)	(6,597,000)
Other comprehensive income loss	163,000	(163,000)

Total stockholders’ equity	84,409,000	92,704,000

Total liabilities and stockholders’ equity	$90,499,000	$105,190,000

Titanium Asset Management Corp.
Condensed Consolidated Statement of Operations
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Fee income	$5,047,000	$3,886,000	$14,887,000	$10,592,000

Operating expenses:
Administrative	5,737,000	4,913,000	17,865,000	10,901,000
Amortization of intangible assets	1,020,000	1,093,000	3,059,000	3,095,000
Impairment of goodwill	4,847,000	—	4,847,000	—
Impairment of intangible assets	—	—	—	1,792,000

Total operating expenses	11,604,000	6,006,000	25,771,000	15,788,000

Operating loss	(6,557,000)	(2,120,000)	(10,884,000)	(5,196,000)

Other income
Interest income	98,000	(94,000)	333,000	774,000
Interest expense	(15,000)	(14,000)	(44,000)	(14,000)
Gain (loss) on investments	28,000	(38,000)	(160,000)	(38,000)

Loss before taxes	(6,446,000)	(2,266,000)	(10,755,000)	(4,474,000)

Income tax benefit	(249,000)	(664,000)	(1,821,000)	(1,384,000)

Net loss	$(6,197,000)	$(1,602,000)	$(8,934,000)	$(3,090,000)

Earnings (loss) per share
Basic	$(0.30)	$(0.08)	$(0.43)	$(0.15)
Diluted	$(0.30)	$(0.08)	$(0.43)	$(0.15)

Weighted average number of common shares outstanding:
Basic	20,546,490	20,451,502	20,546,490	20,451,502
Diluted	20,546,490	20,451,502	20,546,490	20,451,502

Titanium Asset Management Corp.
Condensed Consolidated Statement of Cash Flows
(unaudited)

	Nine Months Ended September 30,
	2009	2008

Cash flows from operating activities
Net loss	$(8,934,000)	$(3,090,000)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,139,000	3,099,000
Impairment of intangible assets	—	1,792,000
Impairment of goodwill	4,847,000	—
Noncash share compensation	313,000	—
Accretion of acquisition payments	40,000	12,000
Loss on investments	160,000	39,000
Deferred income taxes	(1,821,000)	(1,531,000)
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	538,000	(140,000)
Decrease (increase) in other current assets	(441,000)	425,000
Decrease in accounts payable	(398,000)	129,000
Decrease in other current liabilities	878,000	(855,000)

Net cash provided by (used in) operating activities	(1,679,000)	(120,000)

Cash flows from investing activities
Purchases of property and equipment	(128,000)	(72,000)
Cash and cash equivalents released from trust	—	55,587,000
Purchases of securities available for sale	(16,341,000)	(1,000,000)
Sales and redemptions of securities available for sale	13,929,000	34,000
Cash paid for acquisition of subsidiaries, net of cash acquired	(6,000)	(31,226,000)

Net cash provided by (used in) investing activities	(2,546,000)	23,323,000

Cash flows from financing activities
Payment of deferred acquisition obligations	(8,145,000)	—
Redemption of common stock	—	(12,017,000)

Net cash used in financing activities	(8,145,000)	(12,017,000)

Net increase (decrease) in cash and cash equivalents	(12,370,000)	11,186,000

Cash and cash equivalents:
Beginning	18,753,000	19,388,000

Ending	$6,383,000	$30,574,000

Supplemental disclosure of cash flow information
Income taxes refunded (paid)	$512,000	$(630,000)

Supplemental disclosure of non-cash investing and financing activities
Paid-in capital attributed to common stock repurchase rights not executed	$—	$55,587,000
Payments due in connection with acquisitions	$1,708,000	$1,903,000

Titanium Asset Management Corp.
Reconciliation of EBITDA
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Net loss	$(6,197,000)	$(1,602,000)	$(8,934,000)	$(3,090,000)

Amortization of intangible assets	1,020,000	1,093,000	3,059,000	3,095,000
Impairment of goodwill	4,847,000	—	4,847,000	—
Impairment of intangible assets	—	—	—	1,792,000
Depreciation expense	26,000	4,000	80,000	4,000
Share compensation expense	107,000	—	313,000	—
Interest income	(98,000)	94,000	(333,000)	(774,000)
Interest expense	15,000	14,000	44,000	14,000
Investment losses (gains)	(28,000)	38,000	160,000	38,000
Income tax benefit	(249,000)	(664,000)	(1,821,000)	(1,384,000)

EBITDA(1)	$(557,000)	$(1,023,000)	$(2,585,000)	$(305,000)

Notes:

(1)	EBITDA is defined as net loss before non-cash charges for amortization and impairment of intangible assets, depreciation, and share compensation expense, interest income and expense, investment gains and losses, and income taxes. This supplemental non-GAAP liquidity measure is provided in addition to, but not as a substitute for, cash flows from operations. As a measure of liquidity, we believe EBITDA is useful as an indicator of our ability to service debt, make new investments, and meet working capital requirements. EBITDA, as we calculate it, may not be consistent with computations of EBITDA by other companies. We believe that many investors use this information when analyzing the operating performance, liquidity, and financial position of companies in the investment management industry.